SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 4)*
Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert E. Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 13 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 00753T 10 5	Page 2 of 13 Pages

1.	Names of Reporting Persons Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,345,316

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting

Person With	10.	Shared Dispositive Power: 1,345,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,345,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 3 of 13 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 572,977

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 572,977

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
572,977

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.0%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 4 of 13 Pages

1.	Names of Reporting Persons Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 22,869

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 22,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 5 of 13 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 550,108

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 550,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
550,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.9%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 00753T 10 5	Page 6 of 13 Pages

1.	Names of Reporting Persons Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 9,358

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 9,358

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 00753T 10 5	Page 7 of 13 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 8 of 13 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 9 of 13 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 00753T 10 5	Page 10 of 13 Pages

1.	Names of Reporting Persons. Chris Sansone
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
0%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 11 of 13 Pages

                 This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends as specifically stated herein the Schedule 13D/A Amendment No. 3 (the "Schedule 13D"), filed on September 7, 2006 with the Commission.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

                      On September 11, 2006, the Ravenswood Investment Company, L.P. (“Ravenswood”) filed with the Corporate Secretary of Advanced Marketing Services, Inc. (the “Company”) a written notice (the "Notice Letter") in accordance with Article II Section 2(c) of the bylaws (the "Bylaws") of the Company of its intent at the next annual meeting of stockholders to propose a resolution requesting that the Board of Directors take all steps necessary to amend the Certificate of Incorporation and By-Laws to provide that Stockholders owning in the aggregate at least 10% of the outstanding shares of the Company's Common Stock be permitted to call a special meeting of the Stockholders.

                      Ravenswood believes this proposal would improve Advanced Marketing's corporate governance.  Currently, the stockholders cannot call a special meeting of stockholders, as only a majority of the Board of Directors may call a special meeting. Advanced Marketing has not held a stockholders meeting in over three years.  Thus, Advanced Marketing's Board of Directors and management have not had to account to stockholders in over three years and Advanced Marketing's stockholders have not had the opportunity to vote for Directors in over three years.  If Advanced Marketing's stockholders had the right to call a meeting of stockholders, this could have been prevented.  Delaware law does not permit the stockholders acting without the Board of Directors to change the Certificate of Incorporation to give stockholders the right to call a special meeting.  Accordingly, Ravenswood has decided to hold a referendum on this issue and put it to the Directors to take the necessary steps to permit stockholders to call special meetings.

                      Ravenswood believes that one or more holders owning 10% or more of the Company's Common Stock is the proper minimum for stockholders to call a special meeting of stockholders.  The Company's Shareholders' Rights Plan, or so called "Poison Pill," severely penalizes and thereby prevents stockholders from obtaining 15% or more of the shares of Common Stock.  Similarly, the "Poison Pill" prevents stockholders holding 15% or more of the shares of Common Stock from acting together.  Accordingly, Ravenswood believes that the 10% ownership level is necessary to enable stockholders to be able to exercise the ability to call a special meeting of stockholders.

                      In terms of day-to-day governance, the stockholders lose important rights, such as the ability to remove directors or initiate a stockholders' resolution without having to wait for the next scheduled meeting, if they are unable to compel a special meeting. Ravenswood believes that providing the stockholders with the ability to compel a special meeting will allow them to act more independently and increase their ability to hold the Board of Directors and Advanced Marketing's management accountable.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 12 of 13 Pages

Item 7.	Materials To Be Filed As Exhibits:

The following documents are filed herewith or have been previously filed:

1.  Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006 from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

3.   Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").

4. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.

5. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.

6.   Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).

7.  Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).

8.  Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above).

9. Letter dated September 11, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to its intent to propose a resolution of stockholders at the next Annual Meeting of Stockholders.

SCHEDULE 13D
CUSIP No. 00753T 10 5			Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 11, 2006

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC			Robotti & Company Advisors, LLC

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer			Title: President and Treasurer

/s/ Suzanne Robotti			/s/ Kenneth R. Wasiak

Suzanne Robotti			Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.			The Ravenswood Investment Company, L.P.

/s/ Robert E. Robotti		By:	Ravenswood Management Company, L.L.C.

Name: Robert E. Robotti			Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

/s/ Chris Sansone

Chris Sansone